

August 27, 2012

VIA E-Mail
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2011**
> **Filed on March 29, 2012**
> **File No. 033-97038**

Dear Mr. Brian D. Lawson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit 99.2

General

1.   We note your disclosure of "net invested capital" throughout your document. Please clarify how you define this term. Furthermore, we note that you disclose this measure on a segment basis; please aggregate the amounts and tell us how the total relates to your IFRS financial statements. Also, revise your disclosure in future filings to address these points.

Earnings Capacity and Dividends, page 7

2.   You state that you believe that you can compound your equity at 12% over the longer term. Please tell us and expand your future filings to discuss your basis for this statement.

Part 1 – Overview

Basis of Presentation, Key Performance Metrics and Use of Non-IFRS Measures, page 12

3.   We note the extensive use of non-IFRS measures throughout your document and the prominence of such measures. Please revise your disclosures in future filings to discuss with equal or greater prominence your measures that are calculated and presented in accordance with IFRS.

Part 2 – Financial Review

4.   In footnotes to various tables presented we note that you indicate that the amounts presented include and/or exclude certain things.   In future filings, please quantify these amounts within the footnote.

5.   We note that the amounts presented as accounts payable and other within tables on page 21 and page 24 differ from each other and also differ from the amount presented on your IFRS balance sheet on page 94.   Please clarify why these amounts differ and reconcile to the balance presented on the IFRS balance sheet.

Capitalization, pages 23 – 24

6.   You disclose that your core liquidity as of December 31, 2011 was $3.9 billion, and that it represents cash and financial assets and undrawn credit balances. Please tell us how this amount relates to the amounts disclosed in your IFRS balance sheet.

7.   We note that you indicate the consolidated basis information on the table disclosed on page 24 utilized the same methodology as your IFRS financial statements.   However,

footnote 3 to the table indicates that shareholders' equity includes incremental values and asset management franchise value, which are not values recognized under IFRS.   Please clarify and/or revise future filings accordingly.   In addition, please reconcile the shareholders equity amount disclosed in this table to the amounts presented on your consolidated IFRS balance sheet on page 94 and disclose the reconciliation in future filings.

Values not Recognized Under IFRS, page 25

8.   We note you have provided an estimate of the incremental value of certain items that are not reflected at fair value under IFRS in an effort to arrive at a more complete and consistent determination of net tangible asset value.   Please revise your disclosures in future filings to break down these amounts by asset type and show a separate column with the amounts recorded in the financial statements. Also, discuss the valuation methods and the significant assumptions utilized by management for each asset type in determining these incremental values. Provide us with your proposed disclosure. Furthermore, clarify if you also include any amounts that are below the carried values of these assets.

Asset Management Franchise value, page 26

9.   We note that you have described some of the assumptions utilized to arrive at the asset management franchise value such as assuming capital under management in your unlisted funds and managed listed issuers will grow at a rate of 10% over the next 10 years.   Please tell us and revise future filings to discuss the basis utilized by management for these assumptions. For instance identify whether the rate of growth utilized was based on historical and/or empirical information. Also, tell us what is meant by your statement that you will continue to provide information to enable readers to assess your progress and consider these values and assumptions.   Please clarify how this information is provided, whether this information is disclosed in your Form 40-F filing, and if not, why this information has not been included.

Part 3 – Review of Operations

General

10.   In your review of operations for renewable energy, we note you have eliminated currency and hydrology fluctuations in your five year comparison presentation of revenue and for your review of infrastructure, you have utilized a constant exchange rate in your 3 year presentation of net operating income for utilities and transport and energy.   These presentations appear to be non-IFRS based.   Please revise future filings to explain why these presentations provide useful information to investors and the additional purposes, if any, for which management uses this non-IFRS information.   In addition, for your

renewable energy presentation of revenue, please reconcile to revenue in accordance with IFRS.

<u>Property, pages 40 – 46</u>

11. Please tell us and define in future filings how you determined which properties to designate as existing properties for each year presented. Specifically discuss if you have excluded any properties undergoing a redevelopment; if so, clarify your basis for excluding these properties from existing properties and quantify the amounts.

12. We note your definition of in-place net rents. Please clarify if you reflect the impact of concessions in your calculation.

13. In future filings please expand your disclosures to also quantify historical occupancy rates and average in-place net rents on an existing property basis.

<u>Consolidated Statements of Operations, page 95</u>

14. We note that you present unnamed subtotals after "Investment and other income" and after "Current income taxes" and that these subtotals appear to be operating profit measures that exclude charges that are integral to your operations. Thus, in future filings, please revise your statements of operations to exclude subtotals that exclude items of an operating nature. Please provide us with your proposed presentation and refer to paragraphs 85 and 86 of IAS 1 and IAS 1.BC.56. Also, we note that you present revenues less direct operating costs by segment on a net basis in your statements of operations. Please tell us your basis for this netted presentation.

<u>Note 7 – Investments, page 118</u>

15. You disclose that certain of your investments in associates are subject to restrictions over the extent to which they can remit funds to your company in the form or cash dividends, or repayment of loans and advances. Please tell us the extent of these restrictions and expand your disclosure in future filings to comply with paragraph 37(f) of IAS 28.

16. You disclose the comparison of the fair value of your investment in GGP based on the publicly listed price to your carrying value which is accounted for using the equity method. We note that the carrying value exceeds the fair value by almost 30%; please tell us how you evaluated impairment of this investment. Please cite the relevant accounting guidance.

Note 8 – Investment Properties, page 120

17.   We note that certain properties are valued by external valuators.   Please clarify whether the external valuations received have been adjusted significantly and disclose the adjustments, if any, as well as the reasons for the adjustments.   Reference is made to paragraph 77 of IAS 40.

Note 9 – Property, Plant and Equipment, pages 120 – 124

18.   We note that the unrealized revaluations of property, plant and equipment using the revaluation method are recorded in revaluation surplus as a component of equity.   Please clarify whether there are any restrictions on the distribution of the balance of revaluation surplus to shareholders.   Reference is made to paragraph 77(f) of IAS 16.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have any questions.

                                        Sincerely,

                                        /s/ Jessica Barberich

                                        Jessica Barberich
                                        Assistant Chief Accountant